Exhibit 99.4

Gary H. Giroux, P.Eng., MASc.
Giroux Consultants Ltd.
Suite 121 5,675 West Hastings St.
Vancouver, British Columbia, Canada
V6B 1N2

CONSENT OF QUALIFIED PERSON

I, Gary H. Giroux, P.Eng., MASc., consent to the public filing of the technical report titled "Technical Report on the Tuligtic Project, Puebla State, Mexico" and dated 13 March 2013 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the January 31, 2013 news release of Almaden Minerals Ltd.

I confirm that I have read the January 3 1,2013 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14th day of March, 2013.